Mail Stop 4561

October 27, 2006

Mr. Robert A. Hamstead
Vice President, Secretary, and Treasurer
Pittsburgh & West Virginia Railroad
2 Port Amherst Drive
Charleston, WV   25306

      Re: **Pittsburgh & West Virginia Railroad**
               Form 10-K for the year ended December 31, 2005
               Filed March 27, 2006
               File No. 001-05447

Dear Mr. Hamstead:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your documents in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006</u>

1. We note that your certifications are not in the correct form. The required certifications must be in the exact form prescribed by Item 601 (b)(31) of Regulation S-K; however, certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. In future filings please ensure that you use the proper wording in the certifications, including the following revisions:

- The title of the individual should not be included in the line "I, [identify certifying individual]" line
- Refer to "annual report" or "quarterly report" as just report
- Please refer to the new versions of the rules, instead of the old versions
- Please file the certifications as exhibits instead of as part of your filing

******

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert A. Hamstead
Pittsburgh & West Virginia Railroad
October 27, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief